SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2003.

Commission File Number: 2-58155

KUBOTA CORPORATION

(Translation of registrant’s name into English)

2-47, Shikitsuhigashi 1-chome, Naniwa-ku, Osaka, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F :

Form 20-F     X     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) :

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) :

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 :

Yes          No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule12g3-2(b) : 82-

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	Kubota and Matsushita Denko have reached a basic agreement to integrate their businesses of roofing materials and siding materials, and jointly establish a company on equal terms.

2.	Results of operations for the three months ended June 30, 2003

3.	Notice of delisting from Nagoya, Fukuoka and Sapporo Stock Exchanges

4.	Notice with reference to purchase of treasury stock

August 5, 2003

FOR IMMEDIATE RLEASE

To whom it may concern

Kubota and Matsushita Denko have reached a basic agreement

To integrate their businesses of roofing materials and siding materials and jointly establish a company on equal terms

Kubota Corporation

Matsushita Electric Works, Ltd.

Kubota Corporation (Headquarters: Naniwa-ku, Osaka / President: Daisuke Hatakake)(hereinafter referred to as “ Kubota”) and Matsushita Electric Works, Ltd. (Headquarter: Kadoma-shi, Osaka / President: Kazushige Nishida)(hereinafter “Matsushita Denko”) have reached a basic agreement to jointly establish a company on December 1, 2003, integrating their businesses of roofing materials and siding materials. At their board of directors meetings held today Kubota and Matsushita Denko resolved to authorize the basic agreement.

[Outline of Basic Agreement]

Both Kubota and Matsushita Denko will integrate their business operations of roofing materials and siding materials into a jointly established company. The objective of the business integration is to establish a leading company of their exterior building materials businesses highly valued from customers, suppliers, and employees. This will be achieved through combining Kubota’s and Matsushita Denko’s strengths in their business resources including employees and technologies, and thereby improving management efficiency and productivity, and creating new value by developments of new products and technologies.

Contents of basic agreement are as follows:

1. Both Kubota and Matsushita Denko will integrate their business operations of roofing materials and siding materials including manufacturing, sales, research and development and administration, and jointly establish the new company on December 1, 2003.

2. Both companies will equally hold 50% ownership share respectively in the new company.

3. Regarding the method of the business integration, Kubota will divide its business of roofing materials and siding materials, and Matsushita Denko will divide its sales and research and development operations related to roofing and siding materials within the division company of building products. Both of the Kubota’s and Matsushita Denko’s divided businesses will be integrated into Matsushita Electric Works Exterior Furnishing Co., Ltd. (Divided from Matsushita Denko on June 1, 2002, and a wholly owned subsidiary of Matsushita Denko).

4. The new company will make efficient use of both companies’ strengths, and will be operated under customer oriented and independent and autonomous management, and will expand businesses and aim to list its stock on a national stock exchange.

1

[Background of the basic agreement]

1.	Current market conditions and tasks ahead

(1)	The market of exterior building materials is in a conditions of oversupply for a long time period, while the new construction market is shrinking due to the continuously declining numbers of new housing starts, and the related industry as a whole is in a situation of over-capacity.

(2)	Although the housing reform market is expected to grow, the market demand for the replacement of roofing materials and siding materials is still in an early stage of a development cycle.

(3)	However, exterior building materials will remain as main products of housing markets in the future. Therefore, in order to keep expanding the business operation of exterior building materials, key requirement is to introduce new products with additional various functions into the markets with increasing needs for comfortable living.

2.	Progress and subjects

(1)	Both Kubota and Matsushita Denko have been working hard for developing new products, exploiting new customers and markets, rationalizing various operations, and reforming business structures, and have achieved suitable results of their business improvements.

(2)	However, in case of aiming to expand the business operations successfully in the future, additional new investments for product development and capital expenditures are required, and such investments become the significant burden on managing the business operations.

(3)	Establishing solid business foundations at early stage is required to be able to respond changing markets needs quickly and adequately. Furthermore, in order to revitalize and expand the business operations, both Kubota and Matsushita Denko have recognized that the independent effort is not sufficient, and that cooperation of both companies is an important management option.

Kubota and Matsushita Denko, with the aforementioned common recognition, hold series of discussions onreinforcement and development of exterior building material business operations by means of integration and reorganization, and reached the basic agreement today.

Kubota and Matsushita Denko will apply for an approval under the Law on Special Measures for Industrial Revitalization, and intend to take advantage of such special measures of the law.

[Tasks of the new company]

1. Reinforcement of manufacturing capability

(1)	Improving utilization rates and productivity by means of consolidating plants and equipment.

( including the disposition of manufacturing equipment with excess capacity)

(2)	Combining both companies’ manufacturing strengths and establishing optimal manufacturing bases.

2. Reinforcement of sales capability

(1)	Optimal deployment of sales forces.

(2)	Consolidating existing sales offices and establishing new sales offices.

3.	Reinforcement of technology development capability

(1)	Combining and complimenting both Kubota’s and Matsushita Denko’s unique material and manufacturing technologies, and reinforcing new product development.

2

4.	Reforming through rationalization and efficiency improvement

(1)	Consolidation and selection of product lines and items

(2)	Reforming systems for procurements of raw materials and innovating systems of logistics and distributions

(3)	Consolidating administrative functions

[Hereafter]

Having shared the goal to establish the integrated business operations on December 1, 2003, both Kubota and Matsushita Denko will continue to hold the full-scale discussions on managing the new company.

[Reference]

Sale trends of exterior building materials (non-consolidated basis)

Billions of yen

	Year ended March 2001	Year ended March 2002	Year ended March 2003
Kubota	42.5	41.9	41.0

	Year ended Nov. 2000	Year ended Nov. 2001	Year ended Nov. 2002
Matsushita Denko	60.6	57.2	49.1

Plants for exterior building materials

	Plant	Location	Product line
Kubota	Shiga	Koga-gun, Shiga-ken	Roofing
	Odawara	Odawara-shi, Kanagawa-ken	Roofing
	Ohama	Sakai-shi, Osaka-fu	Siding
	Kashima	Kashima-gun, Ibaraki-ken	Siding
Matsushita Electric Works Exterior Furnishing Co., Ltd. (1)	Head office	Ueno-shi, Mie-ken	Roofing Siding
	Ashikaga	Ashikaga-shi, Tochigi-ken	Roofing Siding

	Kitakyushu	Kitakyushu-shi Fukuoka-ken	Siding

(1)	Matsushita Electric Works Exterior Furnishing Co., Ltd.is a wholly owned subsidiary of Matsushita Denko.

[Contacts]

Kubota: Public Relations Office /TEL +81-6-6648-2389

                Tokyo Secretary & Public Relations Department/TEL +81-3-3245-3050

Matsushita Denko:     Public Relations Department (Osaka)/TEL +81-6-6909-7187

                                      Public Relations Department (Tokyo)/TEL +81-3-6218-1166

End of document

3

Annex: Basic information: Kubota, Matsushita Denko, and Matsushita Gaiso Denko (non-consolidated basis)

	Kubota (as of March 31, 2003)	Matsushita Denko (as of Nov. 30, 2002)	Matsushita Denko Gaiso (as of Nov. 30, 2002)
Trade Name	Kubota Corporation	Matsushita Electric Works, Ltd.	Matsushita Electric Works Exterior Furnishing Co., LTD.
Principal Line of Business	Manufacture and sale of farm machinery, Construction machinery, engines, pipes, pumps, environmental control plants, building materials, and related works and services of the above products.

Manufacture and sale of lighting products,

information equipment, home appliance, building products, electronic and plastic materials, and automation control, and related works and service of the above products

			Manufacture and sale of building materials and housing related products
Date of Foundation	February, 1890	December,1935	February, 1972
Principal Office	Naniwa-ku, Osaka-shi	Kadoma-shi, Osaka-fu	Ueno-shi, Mie-ken
Representative	President Daisuke Hatakake	President Kazushige Nishida	President Osamu Hakamada
Capital Stock (billion yen)	78.2	138.3	4.0
Net sales (billion yen)	672.4	859.3	49.1
Share Issued	1,409,808,978.	733,211,014.	5,200,000.
Shareholders’ Equity (billion yen)	329.1	518.1	4.7
Total Assets (billion yen)	858.9	911.0	34.8
Annual Financial Closing Date	March, 31	November, 30	November, 30
Number of Employee	12,451.	15,302	1,018
Major Business Accounts	Marubeni Corp. National Federation of Agricultural Associations, Denso Corp. and other.	Matsushita Electric Industrial Co., Ltd. and other.	Matsushita Denko and other.
Major shareholders And Shareholdings (%)

Nippon Life Insurance Company (8.3),

Japan Trustee Service Bank, Ltd. (7.2),

Mizuho Trust and Banking Co., Ltd. (Trust a/c) (5.2),

The Meiji Mutual Life

Insurance Company (5.1),

The Master Trust Bank of Japan, Ltd. (4.1)

		Matsushita Electric Industrial Co., Ltd. (31.8) Japan Trustee Service Bank, Ltd. (3.3), Nippon Life Insurance Company (3.1) Sumitomo Mitsui Banking Corporation (2.9) Resona Bank, Ltd. (2.9)	Matsushita Denko (100)
Major Banks	Mizuho Corporate Bank, Ltd., Sumitomo Mitsui Banking Corporation	Sumitomo Mitsui Banking Corporation, Resona Bank, Ltd.	Mie Bank, Ltd., Resona Bank, Ltd., Ashikaga bank, Ltd.
Relationships between Kubota and Matsushita Denko	Capital: None Personnel: None Transactions: None

4

Contact: IR Group Kubota Corporation 2-47, Shikitsuhigashi 1-chome, Naniwa-ku, Osaka 556-8601, Japan Phone : +81-6-6648-2645 Facsimile: +81-6-6648-2642

FOR IMMEDIATE RELEASE (THURSDAY, AUGUST 7, 2003)

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED

JUNE 30, 2003 REPORTED BY KUBOTA CORPORATION

OSAKA, JAPAN, August 7, 2003—Kubota Corporation reported today its consolidated results of operations for the three months ended June 30, 2003.

Consolidated Financial Highlights

(1) Results of operations	(In millions of yen and thousands of U.S. dollars except per American Depositary Share (“ADS”) amounts)

	Three months ended June 30, 2003			% (*)	Three months ended June 30, 2003	% (*)	Year ended March 31, 2003
Net sales	¥ $	185,187 [1,543,225	]	(0.1)	¥185,430	—	¥926,145
Operating income	¥ $	9,278 [77,317	]	(34.9)	¥14,242	—	¥29,613
Income before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies	¥ $	11,528 [96,067	]	(7.5)	¥12,461	—	¥6,156
Net income	¥ $	3,542 [29,517	]	(36.1)	¥5,546	—	¥(8,004)
Net income per ADS (five common shares)
Basic		¥13			¥20		¥(29)
	$	[0.11	]
Diluted		¥13			¥19		¥(29)
	$	[0.11	]

Notes. 1:	(*) represents percentage change from the comparable previous period.

2:	The United States dollar amounts included herein represent translations using the approximate exchange rate on June 30, 2003, of ¥120 = US$1, solely for convenience.

(2)	Anticipated results of operations for the six months ending September 30, 2003, and the year ending March 31, 2004

(In millions of yen)

	Six months ending September 30, 2003 (Revised)	Year ending March 31, 2004 (Not revised)
Net sales	¥430,000	¥910,000
Income before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies	¥17,000	¥10,000
Net income	¥6,500	¥5,000

Basic net income per ADS for the year ending March 31, 2004 is anticipated to be ¥19.

Kubota Corporation

and Subsidiaries

1. Review of Operations and Financial Condition

During the three months under review, net sales were ¥185.2 billion, a decrease of ¥0.2 billion (0.1%) from the prior period. Sales in Internal Combustion Engines and Machinery, the leading segment increased by ¥6.9 billion (6.2%) mainly due to strong sales of tractors in the U.S.A. Sales in Pipes, Valves, and Industrial Castings also increased by ¥1.7 billion (5.8%) principally due to the expanded export sales of ductile iron pipes to Middle East countries. In addition, sales in Building Materials and Housing increased by ¥0.3 billion (1.9%) mainly due to sales of condominiums. On the other hand, sales in Environmental Engineering declined by ¥5.5 billion (38.7%), because sales of large orders were not recorded during the period under review. Sales in the Other segment also decreased by ¥3.7 billion (22.3%), affected by the sale of our leasing subsidiary at the beginning of the period under review. Accordingly, total net sales during the three months under review decreased slightly from the prior period. (See page 4, “Consolidated Net Sales by Product Group”.)

Operating income decreased ¥5.0 billion (34.9%) to ¥9.3 billion. Although sales in Internal Combustion Engines and Machinery segment increased, a cost reduction program was implemented and a gain was recorded from the sale of our leasing subsidiary, because of the significant increase of pension cost of ¥8.6 billion from the prior period, which was caused mainly by the immediate recognition of unrecognized actuarial losses (*), operating income declined from the prior period.

Income before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies fell ¥0.9 billion (7.5%) to ¥11.5 billion due mainly to the decrease in foreign exchange losses of ¥5.0 billion. As a result, net income during the three months under review was ¥3.5 billion, a decrease of ¥2.0 billion (36.1%) from the prior period.

(*) Pension accounting adopted by the Company:

In order to solve quickly the issue of the unrecognized actuarial loss of the plan fund’s status, the Company recognizes immediately actuarial losses in excess of 20% of the benefit obligation, and amortizes actuarial losses between 10% to 20% over the average participants’ remaining service period (about 15 years). The Company forecasts the expenses of actuarial losses will increase by approximately ¥46.4 billion to ¥52.0 billion during the year ending March 31, 2004, compared to the expenses of ¥5.6 billion during the prior year.

2. Prospect for the Fiscal Year

Looking ahead, the Company revised forecasts of consolidated net sales for the six months ending September 30, 2003 to ¥430.0 billion, an increase of ¥10.0 billion compared with the forecast on May 22, 2003 of ¥420.0 billion. This increase reflects the favorable sales in Internal Combustion Engines and Machinery, and recording sales of several projects in Environmental Engineering during the first half of the year, which were originally scheduled to be recorded during the second half of year.

Income before income taxes, minority interests in earnings of subsidiaries, and equity in net income of

Kubota Corporation

and Subsidiaries

affiliated companies are expected to increase by ¥10.0 billion, to ¥17.0 billion. This is principally due to the gains from the sale of our leasing subsidiary, and gains on sales of investment securities, foreign exchange gains as well as the increasing net sales mentioned above. Accordingly net income during the six months ending September 30, 2003 is expected to be ¥6.5 billion, an increase of ¥3.5 billion.

The forecasts of the results for the year ending March 31, 2004 are unchanged. Under the favorable situations of increasing sales and net income during the six months ending September 30, 2003, the results of the year ending March 31, 2004 are expected to improve. However, the business environment through the whole year remains unclear, and there is a possibility of one-time charges resulting from a reorganization of the building materials business. As a result, the Company decided not to revise the original forecasts of the results for the year ending March 31, 2004.

Forecast of the results of the parent company only:

As for the results for the six months ending September 30, 2003, the Company also revised the forecasts of the results of the parent company based on the same future outlook as in the aforementioned consolidated basis, and the revised forecasts are as follows : sales ¥295.0 billion, an increase of ¥10.5 billion compared with the forecast on May 22, 2003, ordinary income ¥12.0 billion, an increase of ¥6.0, and net income ¥7.0 billion, an increase of ¥2.0 billion. The forecasts of the results for the year ending March 31, 2004 are also unchanged for the same reason as in the consolidated basis.

(Cautionary Statements with Respect to Forward-Looking Statements)

Projected results of operations and other future forecasts contained in this report are the estimates of the Company based on information available to the Company as of this published date. Therefore, those projections include certain potential risks and uncertainties. Accordingly, the users of this information are requested to note that the actual results could differ materially from those future projections. Major factors that could influence the ultimate outcome include the economic condition surrounding the Company, foreign exchange rates, agricultural policy in Japan, the trend of public investment and private capital expenditure in Japan, the price-competitive pressure in the market, the ability for the Company to manufacture or innovate the products which will be accepted in the market. And the user of the information should be aware that factors that could influence the ultimate outcome of the Company are not limited to the factors above.

Kubota Corporation

and Subsidiares

Consolidated Net Sales by Product Group

(In millions of yen)

	Three months ended June 30, 2003		Three months ended June 30, 2002		Change		Year ended March 31, 2003
	Amount	%	Amount	%	Amount	%	Amount	%
Farm Equipment and Engines	107,779	58.2	100,787	54.4	6,992	6.9	399,368	43.1
Domestic	46,901	25.3	48,306	26.1	(1,405)	(2.9)	204,186	22.0
Overseas	60,878	32.9	52,481	28.3	8,397	16.0	195,182	21.1
Construction Machinery	10,505	5.7	10,570	5.7	(65)	(0.6)	44,801	4.9
Domestic	4,230	2.3	4,397	2.3	(167)	(3.8)	21,317	2.4
Overseas	6,275	3.4	6,173	3.4	102	1.7	23,484	2.5
Internal Combustion Engine & Machinery	118,284	63.9	111,357	60.1	6,927	6.2	444,169	48.0
Domestic	51,131	27.6	52,703	28.4	(1,572)	(3.0)	225,503	24.4
Overseas	67,153	36.3	58,654	31.7	8,499	14.5	218,666	23.6
Pipes and Valves	24,575	13.2	23,322	12.6	1,253	5.4	145,561	15.7
Domestic	21,200	11.4	22,486	12.1	(1,286)	(5.7)	135,480	14.6
Overseas	3,375	1.8	836	0.5	2,539	303.7	10,081	1.1
Industrial Castings	6,231	3.4	5,789	3.1	442	7.6	31,656	3.4
Domestic	3,888	2.1	3,810	2.1	78	2.0	23,531	2.5
Overseas	2,343	1.3	1,979	1.0	364	18.4	8,125	0.9
Pipes, Valves & Industrial Castings	30,806	16.6	29,111	15.7	1,695	5.8	177,217	19.1
Domestic	25,088	13.5	26,296	14.2	(1,208)	(4.6)	159,011	17.1
Overseas	5,718	3.1	2,815	1.5	2,903	103.1	18,206	2.0
Environmental Engineering	8,706	4.7	14,191	7.6	(5,485)	(38.7)	136,381	14.7
Domestic	8,358	4.5	13,825	7.4	(5,467)	(39.5)	134,521	14.5
Overseas	348	0.2	366	0.2	(18)	(4.9)	1,860	0.2
Building Materials	13,264	7.1	14,068	7.6	(804)	(5.7)	57,352	6.2
Domestic	13,264	7.1	14,068	7.6	(804)	(5.7)	57,352	6.2
Condominiums	1,424	0.8	347	0.2	1,077	310.4	6,998	0.8
Domestic	1,424	0.8	347	0.2	1,077	310.4	6,998	0.8
Building Materials & Housing	14,688	7.9	14,415	7.8	273	1.9	64,350	7.0
Domestic	14,688	7.9	14,415	7.8	273	1.9	64,350	7.0
Other	12,703	6.9	16,356	8.8	(3,653)	(22.3)	104,028	11.2
Domestic	12,445	6.8	16,068	8.7	(3,623)	(22.5)	100,869	10.9
Overseas	258	0.1	288	0.1	(30)	(10.4)	3,159	0.3

Total	185,187	100.0	185,430	100.0	(243)	(0.1)	926,145	100.0
Domestic	111,710	60.3	123,307	66.5	(11,597)	(9.4)	684,254	73.9
Overseas	73,477	39.7	62,123	33.5	11,354	18.3	241,891	26.1

August 13, 2003

To whom it may concern

Kubota Corporation

2-47, Shikitsu-higashi 1-chome,

Naniwa-ku, Osaka 556-8601, Japan

Contact: IR Group

Finance & Accounting Department

Phone: +81-6-6648-2645

Notice of Delisting from Nagoya, Fukuoka, and Sapporo Stock Exchanges

Please be advised that KUBOTA Corporation resolved at the board of directors’ meeting held on August 13, 2003 that KUBOTA Corporation would delist its common stock and convertible bonds from Nagoya, Fukuoka, and Sapporo Stock Exchanges. Details are as follows;

1. Reason for delisting

The common stock of the Company has been traded at five Stock Exchange in Japan (Tokyo, Osaka, Nagoya, Fukuoka and Sapporo), and the convertible bonds have been traded at three Stock Exchanges in Japan (Tokyo, Osaka and Nagoya).

However, in recent years, the trading volume of its common stock and convertible bonds at Nagoya, Fukuoka and Sapporo Stock Exchanges has been in a very low level. Therefore, the Company came to the conclusion that it would give almost no effect to our shareholders and investors to delist its common stock and convertible bonds from the three Stock Exchanges (Nagoya, Fukuoka and Sapporo).

2. The other Japanese Stock Exchanges the Company continues to list at

Tokyo Stock Exchange and Osaka Securities Exchange

3. The anticipated date of application for delisting

Monday, August 18, 2003

4. Future outlook

The common stock and convertible bonds are scheduled to be delisted from the above three Stock Exchanges about a month after preliminary arrangement (assigning to the liquidation post) succeeding the acceptance of the application for delisting.

End of document

August 13, 2003

To whom it may concern

Kubota Corporation

2-47, Shikitsu-higashi 1-chome,

Naniwa-ku, Osaka 556-8601, Japan

Contact: IR Group

Finance & Accounting Department

Phone: +81-6-6648-2645

Notice with reference to purchase of treasury stock

Please be advised of the following on the purchase of treasury stock pursuant to Article 210 of the Commercial Code.

1. Term for acquisition :                              From July 16, 2003 to August 12, 2003

2. Total number of shares acquired :         0 shares

3. Total amount of shares acquired :         ¥0

(Reference)

Results of purchase as of August 12, 2003

	Number of Shares	Amount of shares
What authorized on purchase of treasury stock at the ordinary general meeting of shareholders held on June 26, 2003	Not exceeding 50 million shares	Not exceeding ¥20 billion
Cumulative results of purchase from June 27, 2003	0 shares	¥0
Ratio	0.00%	0.00%

End of document

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KUBOTA CORPORATION

Date: September 1, 2003	By:	/s/ Shigeru Kimura
		Name:	Shigeru Kimura
		Title:	General Manager
Finance & Accounting Department